SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)(1)

AMX Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

001801109

(CUSIP Number)

Scott Dennis Miller
11515 Hillcrest Road
Dallas, Texas 75230
(214) 369-1682

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

A. Michael Hainsfurther
Munsch Hardt Kopf & Harr, P.C.
4000 Fountain Place
1445 Ross Avenue
Dallas, Texas 75202
(214) 855-7500

December 31, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001801109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Scott Dennis Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,395,512 8. Shared Voting Power 0 9. Sole Dispositive Power 1,395,512 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,395,512

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

This Amendment No. 6 to Schedule 13D amends Items 1, 3, 5 and 6 contained in the Statement on Schedule 13D filed on July 23, 1996, as amended by that certain Amendment No. 1 to Schedule 13D filed on January 31, 2001, that certain Amendment No. 2 to Schedule 13D filed on February 26, 2001, that certain Amendment No. 3 to Schedule 13D filed on March 23, 2001, that certain Amendment No. 4 to Schedule 13D filed on June 12, 2002, and that certain Amendment No. 5 to Schedule 13D filed on June 13, 2002 (as so amended, the “Schedule 13D”), with respect to the common stock, par value $.01 per share (the “Common Stock”), of AMX Corporation, a Texas corporation (the “Issuer”). The Schedule 13D is hereby incorporated by reference for all purposes. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 1.    SECURITY AND ISSUER.

The name of the issuer is AMX Corporation (the “Issuer”). The Issuer is organized under the laws of the State of Texas and its principal executive offices are located at 3000 Research Drive, Richardson, Texas 75082. The class of equity securities to which this statement relates is the Common Stock of the Issuer.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As previously reported on the Schedule 13D, in connection with the Reporting Person’s purchase of 348,335 shares of Common Stock pursuant to the Subscription Agreement between the Reporting Person and the Issuer dated February 22, 2001, the Issuer sold additional shares of Common Stock to each of Casey Cowell (“Cowell”), Michael Krasny (“Krasny”), Navitar, Inc., and Marian D. York (each an “Additional Purchaser”) pursuant to four separate Subscription Agreements each dated February 22, 2001 between the Issuer and each Additional Purchaser. On March 20, 2001, Cowell assigned his rights and obligations related to the purchase of 348,335 shares of Common Stock (the “Eqco Shares”) under his Subscription Agreement and the related Side Letter Agreement to Eqco Partners, LLC (“Eqco”). On March 18, 2001, Krasny requested that the 232,223 shares of Common Stock (the “Trust Shares”) purchased by him pursuant to his Subscription Agreement be registered under the name of Michael P. Krasny Revocable Trust dated July 1, 1993 (the “Trust”).

As previously reported on the Schedule 13D, the Reporting Person entered into a Letter Agreement dated April 5, 2002 (the “Eqco Letter Agreement”) with Cowell (on behalf of Eqco) in which the Reporting Person agreed to purchase the Eqco Shares on or before May 5, 2002 at a price per share of $4.3062 for an aggregate purchase price of $1,500,000.18. On April 5, 2002, the Reporting Person entered into a separate Letter Agreement (the “Krasny Letter Agreement,” together with the Eqco Letter Agreement, the “Letter Agreements”) with Krasny (on behalf of the Trust) in which the Reporting Person agreed to purchase the Trust Shares on or before May 5, 2002 at a price per share of $4.3062 for an aggregate purchase price of $999,998.68. Pursuant to the combined terms of the Letter Agreements, the Reporting Person agreed to purchase on or before May 5, 2002 an aggregate of 580,558 shares of Common Stock for $4.3062 per share for an aggregate purchase price of $2,499,998.86.

As previously reported on the Schedule 13D, on May 17, 2002, the Reporting Person became a party to that certain Escrow Agreement (the “Escrow Agreement”) by and among Krasny, Eqco, the Reporting Person and Chicago Title and Trust Company dated as of May 17, 2002, pursuant to which the Reporting Person agreed to deposit the sum of $1,000,000.00 ($600,000.00 for Eqco and $400,000.00 for the Trust) in escrow as security for his Support Obligations (as defined and further discussed in Item 6 below). Pursuant to the terms of the Escrow Agreement and in consideration of the escrow established by the Reporting Person, the Trust and Eqco (i) terminated the Reporting Person’s rights and obligations to purchase the Eqco Shares and the Trust Shares; and (ii) agreed not to sell the Eqco Shares or the Trust Shares before August 5, 2002 without the prior written consent of the Reporting Person (except for an Involuntary Sale). See Item 6 below for further discussion.

In September, 2002, Eqco sold 213,525 shares of the Eqco Shares at $1.50 per share. Pursuant to the Reporting Person’s Support Obligations with respect to such sale and under the terms of the Escrow Agreement, Eqco received distributions in the aggregate amount of $599,193.85 out of the $600,000 allocated under the Escrow Agreement to the Eqco Shares from Chicago Title & Trust Company for the difference between the per share support price of $4.3062 per share and the actual sales price of $1.50 per share. After giving effect to the foregoing sale, Eqco had 134,810 shares of the Eqco Shares remaining (the “Eqco Remaining Shares”).

In September, 2002, the Trust sold 142,350 shares of the Trust Shares at $1.50 per share. Pursuant to the Reporting Person’s Support Obligations with respect to such sale and under the terms of the Escrow Agreement, the Trust received distributions in the aggregate amount of $399,462.57 out of the $400,000 allocated under the Escrow Agreement to the Trust Shares from Chicago Title & Trust Company for the difference between the per share support price of $4.3062 per share and the actual sales price of $1.50 per share. On November 15, 2002, the Trust sold an additional 9,873 shares of the Trust Shares at a sales price of $2.65 (the “November Sale”) and, after giving effect to such foregoing sales, had 80,000 shares of the Trust Shares remaining (the “Trust Remaining Shares”).

Under the terms of the Escrow Agreement, the Reporting Person had continuing Support Obligations with respect to the Eqco Remaining Shares, the Trust Remaining Shares and the November Sale. On December 31, 2002, the Reporting Person entered into a Stock Transfer Agreement with Eqco and Cowell (the “Eqco Stock Transfer Agreement”) pursuant to which the Reporting Person agreed to transfer to Eqco 219,130 shares of Common Stock standing in the name of the Reporting Person in satisfaction of the Reporting Person’s Support Obligations to Cowell and Eqco with respect to the Eqco Remaining Shares. On December 31, 2002, the Reporting Person entered into a Stock Transfer Agreement with Krasny and the Trust (the “Trust Stock Transfer Agreement,” together with the Eqco Stock Transfer Agreement, the “Stock Transfer Agreements”) (copies of which are filed herewith) pursuant to which the Reporting Person agreed to transfer to the Trust 139,993 shares of Common Stock standing in the name of the Reporting Person in satisfaction of the Reporting Person’s Support Obligations to Krasny and the Trust with respect to the November Sale and the Trust Remaining Shares.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) & (b) As of December 31, 2002, the Reporting Person is the direct beneficial owner of 1,395,512 shares of the Common Stock, which constitutes approximately 12.5% of the total of 11,141,213 shares of Common Stock outstanding as of October 31, 2002, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002. The Reporting Person has the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, such shares of Common Stock.

(c)    On December 31, 2002, the Reporting Person agreed to transfer an aggregate of 359,123 shares of Common Stock at a deemed price of $1.64 per share in a private transaction exempt from registration under the Securities Act of 1933, as amended, under the so-called Section 4(1-1/2) exemption in satisfaction of the Reporting Person’s Support Obligations with respect to the Eqco Remaining Shares, the Trust Remaining Shares, and the November Sale.

See Item 3 for further discussion.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

(e)    Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES
OF THE ISSUER.

As previously reported on the Schedule 13D, in connection with each Additional Purchaser’s Subscription Agreement, the Reporting Person also entered into certain Side Letter Agreements (collectively, the “Side Letter Agreements”) with each of the Additional Purchasers dated February 22, 2001 in which the Reporting Person agreed to provide certain price support protection (“Support Obligations”) to the Additional Purchasers. Pursuant to the Side Letter Agreements, the Reporting Person agreed, subject to the terms and conditions set forth therein, to make certain payments to each Additional Purchaser if, during the 180-day period after the first anniversary of the Closing (which is defined as the second business day after the date on which all of the conditions set forth in the

Subscription Agreement have been satisfied or waived) (the “Qualifying Period”), such Additional Purchaser sold (whether in a single transaction or a series of related transactions and including an Involuntary Sale (as defined in the Side Letter Agreements)) any of the shares purchased by such Additional Purchaser under such Additional Purchaser’s Subscription Agreement, or if, prior to the commencement of the Qualifying Period, an Involuntary Sale occurred with respect to such shares in which, in any such case, the per share gross sales price received by such Additional Purchaser was less than $4.3062.

As previously reported on the Schedule 13D, subsequent to the execution of the Letter Agreements, the Reporting Person informed Eqco and the Trust that he was unable to purchase the Eqco Shares and the Trust Shares on or before May 5, 2002, and, accordingly that he was willing to deposit funds in escrow as security for his Support Obligations. On May 17, 2002, the Reporting Person became a party to the Escrow Agreement, pursuant to which the Reporting Person agreed to deposit the sum of $1,000,000.00 ($600,000.00 for Eqco and $400,000.00 for the Trust) in escrow as security for his Support Obligations. Pursuant to the terms of the Escrow Agreement and in consideration of the escrow established by the Reporting Person, the Trust and Eqco (i) terminated the Reporting Person’s rights and obligations to purchase the Eqco Shares and the Trust Shares and (ii) agreed not to sell the Eqco Shares or the Trust Shares before August 5, 2002 without the prior written consent of the Reporting Person (except for an Involuntary Sale). On and after August 6, 2002, Eqco or the Trust, as the case may be, was entitled to sell the remaining Eqco Shares or Trust Shares, and the funds in escrow were to be applied in satisfaction of the Reporting Person’s Support Obligations to the extent that each Eqco Share or Trust Share was sold for a price of less than $4.3062 per share. The Reporting Person’s Support Obligations under the terms of the Escrow Agreement were to continue for the eighteen-month period beginning on May 17, 2002.

Pursuant to the provisions of the Stock Transfer Agreements, to the extent not previously terminated or superseded, the Side Letter Agreements, the Letter Agreements, the Reporting Person’s obligations under the Escrow Agreement that relate to his Support Obligations to Cowell and/or Eqco and Krasny and/or the Trust, and the Reporting Person’s Support Obligations were terminated.

Except as set forth above, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.

Exhibit 1	Stock Transfer Agreement by and among Michael P. Krasny, the Michael P. Krasny Revocable Trust dated July 1, 1993, and Scott Miller, dated as of December 31, 2002.*

Exhibit 2	Stock Transfer Agreement by and among Casey Cowell, Eqco Partners, LLC, and Scott Miller, dated as of December 31, 2002.*

* Filed herewith.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2003	/s/ SCOTT DENNIS MILLER
Scott Dennis Miller

INDEX TO EXHIBITS

EXHIBIT NO.

Exhibit 1	Stock Transfer Agreement by and among Michael P. Krasny, the Michael P. Krasny Revocable Trust dated July 1, 1993, and Scott Miller, dated as of December 31, 2002.*

Exhibit 2	Stock Transfer Agreement by and among Casey Cowell, Eqco Partners, LLC, and Scott Miller, dated as of December 31, 2002.*

* Filed herewith.